Ex-99.77E: Legal Proceedings

(e)(1) In December 2007, the Mid Cap Index Fund and the Multi-Manager Mid Cap Fund (the “Funds”), as shareholders of Lyondell Chemical Company (“Lyondell”), participated in a cash out merger of Lyondell in which they received $48/share of merger consideration. Lyondell later filed for bankruptcy and two entities created by the Lyondell bankruptcy plan of reorganization have initiated lawsuits seeking to recover, or clawback, proceeds received by shareholders in the December 2007 merger based on fraudulent transfer claims.

The first action, Edward S. Weisfelner, as Trustee of the LB Creditor Trust v. Fund 1, et al. (the “Creditor Trust Action”), was initiated on October 22, 2010, in the Supreme Court of the State of New York in the County of New York. The case was removed to federal court and referred to bankruptcy court on November 24, 2010. The Creditor Trust Action asserts causes of action for intentional and constructive fraudulent transfer under state law. Briefing of motions to dismiss was completed on April 15, 2011, and oral argument was held on May 12, 2011. However, the court did not schedule further argument and has not entered an Order on the motion to dismiss. A second amended complaint was filed in the Creditor Trust Action on December 19, 2011, which expanded the identification of defendants to approximately 2,700 persons and entities, and named the Funds anonymously as defendants (due to prior court orders, the plaintiff is precluded from disclosing the identities of most recipients of merger consideration).

The second action, Edward S. Weisfelner, as Trustee of the LB Litigation Trust v. A Holmes & H Holmes TTEE, et al. (“Litigation Trust Action”), was initiated on December 23, 2010, in the U.S. Bankruptcy Court for the Southern District of New York. The Litigation Trust alleges causes of action for intentional fraudulent transfer pursuant to 11 U.S.C Sections 548(a)(1)(A) and 550 and constructive fraudulent transfer pursuant to 11 U.S.C Sections 548(a)(1)(B) and 550. The Litigation Trust amended the complaint April 20, 2011. The Funds and other defendants moved to dismiss the complaint on April 7, 2011, briefing was completed on June 13, 2011, and oral argument occurred on July 12, 2011. At the July 12, 2011 hearing, the Litigation Trust voluntarily dismissed from the action its constructive fraudulent transfer claim under the U.S. Bankruptcy Code without prejudice to reinstate it. Accordingly, the intentional fraudulent transfer claim under the U.S. Bankruptcy Code is the only remaining claim in this action. The court subsequently entered an Order on October 6, 2011, which a) denied without prejudice the challenge to the Litigation Trust’s standing to pursue claims, and authorized discovery on this issue; b) confirmed the dismissal of the constructive fraudulent transfer claim; and c) stated that the other grounds for seeking dismissal remain under consideration, during which the obligation to answer the complaint remains tolled.

Both the Creditor Trust and Litigation Trust Actions attempt to recover the proceeds paid out to the holders of Lyondell shares at the time of the 2007 merger. The value of the proceeds received by the Mid Cap Index Fund and the Multi-Manager Mid Cap Fund was approximately $4,171,000 and $813,000, respectively. The Funds cannot predict the outcome of these proceedings. The Funds intend to defend vigorously the Creditor Trust and Litigation Trust Actions.

(e)(2) In 2007, the Enhanced Large Cap Fund, the Large Cap Value Fund, the Stock Index Fund and the Multi-Manager Mid Cap Fund (the “Funds”) were shareholders of the Tribune Company (“Tribune”). In December of 2007, as a part of a leveraged buy-out transaction (the “LBO”), Tribune was converted from a public company to a privately-held company. On December 8, 2008, Tribune filed for bankruptcy in the U.S. Bankruptcy Court for the District of Delaware.

On December 7, 2010, Northern Funds was named as a defendant and a putative member of the proposed defendant class of shareholders named in an adversary proceeding brought by The Official Committee of Unsecured Creditors of Tribune Company (the “Committee”) in the U.S. Bankruptcy Court for the District of Delaware, in connection with Tribune Company’s Chapter 11 bankruptcy proceeding (In re Tribune Company). The Tribune litigation trustee appointed pursuant to Tribune’s plan of reorganization has been substituted as the named plaintiff in the adversary proceeding. On June 2, 2011, a second suit was initiated by certain creditors of Tribune and named Northern Funds as a defendant in the Delaware Superior Court with respect to claims related to the Tribune LBO (Niese et al. v. A.G. Edwards, Inc. et al.), which was subsequently removed to federal court in the United States District Court, District of Delaware. The indenture trustees, on behalf of certain noteholders of Tribune, filed a third suit and named Northern Funds as a defendant on June 2, 2011 in the U.S. District Court for the Northern District of Illinois (Deutsche Bank Trust Co. et al. v. Ohlson Enterprises et al.). The defendants have jointly moved to dismiss all of the actions filed by the individual creditors, i.e. the actions commenced by the plaintiffs in Niese et al. and Deutsche Bank Trust Co. et al. A hearing on the motion to dismiss occurred on May 23, 2013, in the United States District Court for the Southern District of New York and the Court took the matter under advisement. The action commenced by the Committee is not subject to the motion to dismiss.

Each of the above proceedings to which Northern Funds is a party attempts to “clawback” the proceeds paid out in connection with the LBO. The putative defendant class is comprised of beneficial owners of shares of Tribune Company who received proceeds of the LBO. Each of the above proceedings has now been consolidated into a Multi-District Litigation (“MDL”) proceeding, pending in the Southern District of New York. Except for certain administrative and organizational matters, the cases have generally been stayed pursuant to orders of the Court. On September 7, 2012, the Court in the MDL proceeding entered an order modifying the stay and establishing a schedule and process with respect to certain of the proceedings.

The value of the proceeds received by the Enhanced Large Cap Fund, the Large Cap Value Fund and the Multi-Manager Mid Cap Fund in the LBO was approximately $308,000, $26,520,000 and $2,179,000, respectively. The value of the proceeds received by the Stock Index Fund was approximately $790,000, which includes proceeds of approximately $362,000 received by the NIF Equity Index Portfolio, which was acquired by the Stock Index Fund in 2012. The value of the proceeds is not considered to be material to the Stock Index Fund’s net asset value. The Funds cannot predict the outcome of these proceedings. The complaints allege no misconduct by the Funds, and the Funds intend to vigorously defend any lawsuit.